Exhibit 16.1

April 2, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Handleman Company (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K/A of Handleman Company dated March 20, 2008. We agree with the statements concerning our Firm in such Form 8-K/A. However, we have no basis whatsoever on which to comment on the following disclosures in the Item 4.01 Form 8-K/A of Handleman Company:

(i)	the identification of the accepted proposal as the proposal with the “…lowest bidder…”

(ii)	the number of independent registered public accounting firms from which proposals were solicited by Handleman and the number of proposals received by Handleman, and whether the number of solicited and received proposals disclosed included PwC proposal submissions,

(iii)	whether “Handleman” reviewed with the Audit Committee the responses to the Requests for Proposal, and

(iv)	the current status of the material weakness related to ineffective controls over the accounting for income taxes or with respect to the current status of any remedial actions taken in connection with such material weakness.

Very truly yours,

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP